SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: March 4, 2004

Ivanhoe Mines Ltd.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -             .)

Enclosed:

Press release of March 4, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 4, 2004	By:	/s/ Beverly A. Bartlett Beverly A. Bartlett Corporate Secretary

March 4, 2004

IVANHOE MINES ACHIEVES 2003 PRODUCTION TARGETS
FOR COPPER AND IRON ORE.

IVANHOE’S NET OUTPUT PROJECTED TO BE 16,000 TONNES OF COPPER AND 2.3 MILLION
TONNES OF IRON ORE PELLETS IN 2004.

SINGAPORE — John Macken, President of Ivanhoe Mines Ltd., announced today that the Monywa copper mine in Myanmar produced 27,870 tonnes of copper cathode (13,890 tonnes net to Ivanhoe) and the Savage River iron ore project in Australia produced approximately 2.2 million tonnes of iron ore pellets during 2003. Production at both mines exceeded production levels achieved in 2002.

“With prices for copper and iron ore both at long-term highs, we are exploring various options to take full advantage of our interests in the Monywa and Savage River projects,” said Mr. Macken.

“Monywa is one of the world’s lowest-cost primary copper producers. The mine’s cash costs of 38 cents a pound compare with current refined copper prices of approximately $1.30 a pound. At Savage River, the mine is currently selling everything it can produce, and assuming that China can continue its amazing demand growth, the iron ore market is likely to be in severe shortage for the next several years.”

The Monywa Mine is a heap-leach, SX/EW operation in north-central Myanmar. The mine is expected to produce approximately 32,000 tonnes of LME Grade A cathode copper in 2004 at estimated minegate cash operating costs of 38 cents (US) a pound. The ISO 14001-certified mine, which began production in 1998, is operated by MICCL, a 50/50 joint venture between Ivanhoe Mines and Mining Enterprise No. 1, a state-owned company.

On February 27th, the mine made its ninth consecutive loan repayment installment, reducing the balance owing on the original US$90 million project loan to US$22.5 million. The balance is scheduled to be repaid in three semi-annual installments of US$7.5 million, plus interest.

Ivanhoe has retained the services of three leading international investment banks — CIBC, Citibank and HSBC — to review strategic alternatives for Ivanhoe’s interest in the Monywa project.

The Savage River operation in Tasmania is owned and operated by Ivanhoe’s wholly-owned subsidiary, ABM Mining. The operation is projected to produce approximately 2.3 million tonnes of iron ore pellets in 2004. Demand for iron ore products continues to be very strong, driven mainly by consumption from China. Mr. Macken said the strong demand for iron ore products bodes well for a healthy increase in this year’s price settlements, which should more than offset the impact of the rising Australian dollar. Recent contract settlements between the world’s largest iron ore producers, BHP, Rio Tinto and CVRD, and a consortium of Japanese Steel Mills have resulted in price increases of approximately 18-19%.

Ivanhoe Mines, with operations concentrated in the Asia Pacific region, is a producer of copper, gold and iron ore products. Ivanhoe Mines’ core assets are its 100%-owned Oyu Tolgoi Project in southern Mongolia and exploration rights that it holds or controls covering approximately 111,000 square kilometres in central and southern Mongolia and the Chinese province of Inner Mongolia. A recent independent scoping study indicated that production of gold and copper at Oyu Tolgoi could begin in late 2006.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts: Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson:

Forward-Looking Statements: Certain statements included in this release, including, without limitation, those regarding costs and amount and timing of production constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Ivanhoe Mines to be materially different from future results, performance or achievements express or implied by those forward-looking statements. These risks and uncertainties include general industry and market conditions, political, economic and financial risks associated with operating in Myanmar, and fluctuations in copper and iron ore pellet prices or certain other commodities, and the risks involved in the exploration, development and mining business. Additional important factors that could cause actual results to differ from these forward-looking statements include other risks disclosed in our corporation’s periodic filings with Canadian, Australian and U.S. securities regulators. When used in this document, the words “scheduled” “anticipate,” “believe,” “estimate,” “expect,” “intent,” “may,” “project,” “plan” “should,” and similar expressions are intended to be among the statements that identify forward-looking statements. Similarly, statements in this news release relating to future production estimates and timing also are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.